ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34673
August 4, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Outline of Corporate Structure and Procedures with regards to Timely Disclosure (Document attached to Written Oath Regarding Timely Disclosure) dated June 23, 2008;

2. Written Confirmation Regarding the Appropriateness and Accuracy of an Annual Securities Report dated June 23, 2008;

3. Press release dated July 8, 2008 and entitled "Notice Concerning Determination of Terms of Issuance of Stock Options (Stock Acquisition Rights)";

4. Summary of Quarterly Business Report for the First Quarter ended June 30, 2008, dated July 25, 2008;

5. 1st Quarter FY March 2009 Financial Results dated July 25, 2008; and

6. Brief Description of Japanese Language Documents.

dlw 8/11

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

[Translation]

Outline of Corporate Structure and Procedures with regards to Timely Disclosure (Document attached to Written Oath Regarding Timely Disclosure)

June 23, 2008

Nomura Research Institute, Ltd.
(TSE First Section Ticker Code No. 4307)

The corporate structure and procedures of the Company with regards to timely disclosure of corporate information are as follows:

1. Basic approach to disclosure

The Company, at all times, conducts prompt, accurate and fair disclosure of information required by the laws and regulations and the regulations of the Tokyo Stock Exchange and information that may be useful for investors in gaining accurate understanding of the NRI Group, comprising the Company and its subsidiaries, and thus strives to contribute to ensuring fair and smooth circulation of securities.

2. Corporate structure and procedures with regards to timely disclosure of corporate information

The Company has stipulated regulations and departments responsible concerning control and disclosure of information. In particular, the Company intends to further improve reliability by verifying at the Disclosure Council to the effect that there is no untrue statement in the preparation process and contents with regards to material information related to settlement of accounts. The Company also conducts relevant in-house trainings, etc. to raise the awareness of the officers and employees on disclosure of corporate information.

The details of the development in the corporate structure and procedures are described below.

(1) Corporate structure and procedures regarding control and disclosure of material corporate information

In accordance with the regulations, the officers and employees of the NRI Group are required to promptly report the material corporate information to the General Director of Information Control, and the Company regulates the transmission of such information strictly.

Furthermore, in order to allow the control and disclosure procedure to function efficiently, the Company stipulates the persons responsible and their roles as follows:

(i) General Director of Information Control

General Director of Information Control has the overall responsibility for the control and disclosure of material corporate information and is appointed at the meeting of the Board of Directors. General Director of Information Control gives instructions on necessary measures, etc. as well as developing the structure and procedures regarding control of information in the NRI Group. A Representative Director controlling Administration Department bears such responsibility and also serves as "Corporate Information Handling Officer" pursuant to the regulations stipulated by the Tokyo Stock Exchange.

(ii) Director of Information Disclosure

Director of Information Disclosure is responsible for the performance of duty to disclose corporate details of the NRI Group pursuant to the laws and regulations, etc. An officer in charge of finance bears such responsibility and serves as a chairman of the Disclosure Council.

(iii) Director of Public Relations

Director of Public Relations is responsible for public relations activities involved in disclosure of corporate details of the NRI Group, and an officer in charge of public relations bears such responsibility.

(2) Disclosure procedure of corporate information

Material corporate information is disclosed by the Director of Information Disclosure in accordance with the procedures prescribed by the laws and regulations, etc. as soon as practicable, after consultation with the President, CEO & COO and the General Director of Information Control and others. Furthermore, press release is issued from time to time under the responsibility of the Director of Public Relations. The Director of Information Disclosure ensures accuracy and consistency of the content of disclosure in the press release by verifying it in advance.

Disclosure measures such as TDnet (Timely Disclosure Network, a timely disclosure transmission system of the Tokyo Stock Exchange) and EDINET (Electronic Disclosure for Investors' Network, an electronic disclosure system regarding disclosure documents, such as annual securities reports, prepared in accordance with the Securities and Exchange Law) are utilized effectively. Furthermore, the Company strives to provide disclosed information to investors widely by promptly disclosing such information on the Company's website.

(3) Verification and disclosure procedure of information related to settlement of accounts

Information related to settlement of accounts, such as financial statements and others, annual securities reports and annual releases are considered and checked by the Finance Division, which is responsible for the preparation of such disclosure documents, with each relevant division in the head office organization to ensure accuracy and consistency thereof. Material information related to settlement of accounts is verified at the Disclosure Council and is disclosed

upon approval at the meeting of the Board of Directors.

File No. 82-34673

[Translation]

Written Confirmation Regarding the Appropriateness and Accuracy of an Annual Securities Report

June 23, 2008

To: Mr. Atsushi Saito
President & CEO
Tokyo Stock Exchange, Inc.

Address of Main Office:
6-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Company Name:
Nomura Research Institute, Ltd.
(TSE First Section Ticker Code No. 4307)
Title of Representative:
Chairman and President, CEO & COO
Name (Signature) of Representative:
Akihisa Fujinuma

I acknowledge that the Annual Securities Report of the 43rd fiscal year from April 1, 2007 to March 31, 2008 is in conformity with the applicable laws and regulations such as the "Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc.", "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Financial Statements" and "Regulations Concerning Terms, Forms and Preparation Method of Non-Consolidated Financial Statements, Etc.", and that there are no false statements contained in such Annual Securities Report as of the filing date.

The reasons for the above acknowledgement are as follows:

1. I have confirmed that work responsibilities and divisions responsible for the preparation of financial statements, etc. were specified and appropriate operation system had been established in each division responsible.

2. I have confirmed that a system to discuss and report material management information, etc. at the meetings of the Board of Directors and management committee has been consolidated.

3. I have confirmed that the appropriateness and accuracy of the Annual Securities Report had been confirmed by the information disclosure meeting established for the purpose

of improving the credibility of Annual Securities Reports, etc., and the contents thereof had been reported to the Board of Directors and the management committee.

4. I have confirmed that nothing material had been pointed out in the audit report of the independent auditors regarding disclosed information relevant to the financial statements.

[Translation]

July 8, 2008

To whom it may concern

Nomura Research Institute, Ltd.
Akihisa Fujinuma
Chairman and President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Determination of
Terms of Issuance of Stock Options (Stock Acquisition Rights)

Notice is hereby provided that, regarding the issuance of stock acquisition rights as stock options resolved at the meeting of the Board of Directors of the Company held on June 20, 2008, terms such as the Exercise Price of stock acquisition rights have been determined, the details of which are as described below.

Contents

1. Nomura Research Institute, Ltd. Stock Acquisition Rights - 10th Series

(1) Total Number of Stock Acquisition Rights

4,175.

(2) Option Holders of Allocation of Stock Acquisition Rights, their Number and Number of Stock Acquisition Rights to be Allocated

4,175 stock acquisition rights will be allocated to 9 Directors of the Company, 27 Executive Officers of the Company, and 6 Directors of the Company's subsidiaries.

(3) Amount to be Paid for Stock Acquisition Rights

No money is required to be paid in exchange for the stock acquisition rights, and it will not be a specifically favorable condition to persons who will receive allocations.

(4) Type and Number of Shares Subject to Stock Acquisition Rights

The number of shares to be issued upon exercise of one stock acquisition right shall be 100 shares of common stock of the Company.

(5) Amount of Assets to be Invested upon Exercise of Stock Acquisition Rights

(a) Amount of assets to be invested upon exercise of stock acquisition rights (per stock acquisition right)

265,000 yen

(b) Exercise price of stock acquisition right (per share)

2,650 yen

(6) Aggregate Issue Price in the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights

1,106,375,000 yen

(7) Amount of Increase in Capital in the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights

1,641 yen per share

(8) Stock Price Per Share at the Time of Exercise of Stock Acquisition Rights

No stock acquisition rights may be exercised until the closing prices of the shares of common stock of the Company on the Tokyo Stock Exchange (regular way) are equal to or exceed 3,000 yen, for five consecutive trading days (but excluding days on which there was no closing price) from the Allocation Date to the exercise date of stock acquisition rights.

2. Nomura Research Institute, Ltd. Stock Acquisition Rights - 11th Series

(1) Total Number of Stock Acquisition Rights

955.

(2) Option Holders of Allocation of Stock Acquisition Rights, their Number and Number of Stock Acquisition Rights to be Allocated

955 stock acquisition rights will be allocated to 9 Directors of the Company, 30 Executive Officers and Employees (treated as officers) of the Company, and 6 Directors of the Company's subsidiaries.

(3) Amount to be Paid for Stock Acquisition Rights

No money is required to be paid in exchange for the stock acquisition rights, and it will not be a specifically favorable condition to persons who will receive allocations.

(4) Type and Number of Shares Subject to Stock Acquisition Rights

The number of shares to be issued upon exercise of one stock acquisition right shall be 100 shares of common stock of the Company.

(5) Amount of Increase in Capital in the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights

1,287 yen per share

(Note) The particulars of the issuance of stock acquisition rights, other than those mentioned above, have been released on June 20, 2008.

(For Reference)

Allocation Date of Stock Acquisition Rights

July 8, 2008

Period for Exercise of Stock Acquisition Rights

For Nomura Research Institute, Ltd. Stock Acquisition Rights - 10th Series, from July 1, 2011 to June 30, 2015.

For Nomura Research Institute, Ltd. Stock Acquisition Rights - 11th Series, from July 1, 2009 to June 30, 2010.

[Contact]

Mr. Ueoka
Investor Relations Office
Tel: 03-6660-8390
E-mail: ir@nri.co.jp

File No. 82-34673

[Summary Translation]

Summary of Quarterly Business Report for the First Quarter ended June 30, 2008

July 25, 2008

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp/)
Rep.: Akihisa Fujinuma
Chairman and President, CEO & COO
Attn.: Hiroyuki Fujiwara
Treasurer
Filing of Quarterly Securities Report:
July 31, 2008 (Scheduled)

Stock Exchanges:
Tokyo Stock Exchange

Tel.: (045) 333-8100

(Note that all amounts have been rounded down to the nearest one million yen, unless otherwise specified.)

1. Summary of Consolidated Business Results for the First Quarter ended June 30, 2008 (April 1, 2008 through June 30, 2008)

(1) Consolidated Results of Operations (cumulative)

(Percentage figures are compared to the same period of the prior year)

	Sales	Operating Profit	Current Profit	Net Profit (Three Months)
Three Months ended June 30, 2008	¥79,495 million (– %)	¥9,859 million (– %)	¥10,915 million (– %)	¥6,051 million (– %)
Three Months ended June 30, 2007	¥77,486 million (13.3%)	¥10,742 million (30.7%)	¥12,307 million (31.3%)	¥8,061 million (42.7%)

	Net Profit per Share	Net Profit per Share (fully diluted)
Three Months ended June 30, 2008	¥30.63	¥30.61
Three Months ended June 30, 2007	¥39.60	¥39.54

* *Year-to-year comparisons for the three months ended June 30, 2008 are not provided as the "Accounting Standard for Quarterly Financial Statements", etc. has been applied from the current fiscal year.*

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
As of June 30, 2008	¥330,202 million	¥199,108 million	60.1%	¥1,020.31
As of June 30, 2007	¥362,447 million	¥207,363 million	57.0%	¥1,038.68

(Reference)
Shareholders' equity:
As of June 30, 2008: 198,400 million yen
As of June 30, 2007: 206,755 million yen

2. Dividends

	Dividends per Share				
(Record Date)	End of 1st Quarter	End of 2nd Quarter	End of 3rd Quarter	Fiscal Year-End	Annual
Year ended March 31, 2008	—	¥24.00	—	¥26.00	¥50.00
Year ended March 31, 2009	—	—	—	—	—
(Forecast) Year ended March 31, 2009	—	¥26.00	—	¥26.00	¥52.00

(Note)
Revisions to forecast of dividends during this quarter: None.

3. Forecast of Consolidated Business Results for the Fiscal Year ended March 31, 2009 (April 1, 2008 through March 31, 2009)

(Percentage figures are compared to the comparable period of the prior year)

	Sales	Operating Profit	Current Profit	Net Profit	Net Profit per Share
Interim	¥165,000 million (-0.1%)	¥23,000 million (-16.1%)	¥24,500 million (-16.5%)	¥14,500 million (-20.9%)	¥72.84
Annual	¥360,000 million (5.2%)	¥53,000 million (0.6%)	¥55,500 million (0.0%)	¥32,500 million (15.4%)	¥163.27

(Note)
Revisions to forecast of business results during this quarter: None.

4. Others

(1) Changes in significant subsidiaries during the period (Changes in specified subsidiaries resulting in change in scope of consolidation)

None.

(2) Adoption of simplified accounting method and accounting method specific to preparation of quarterly consolidated financial statements

Applicable.

(3) Changes in accounting principles, procedures and presentation regarding preparation of quarterly consolidated financial statements (Changes presented as changes in important items that are used as basic materials for preparation of quarterly consolidated financial statements)

(i) Changes due to revision of accounting standard, etc.: Applicable.

(ii) Changes other than (i): Applicable.

(4) Number of outstanding shares (Common stock)

(i) Total number of outstanding shares (including treasury stock) as of the end of each period:
As of June 30, 2008: 225,000,000 shares
As of March 31, 2008: 225,000,000 shares

(ii) Total number of treasury stock as of the end of each period:
As of June 30, 2008: 30,549,128 shares
As of March 31, 2008: 25,944,292 shares

(iii) Average number of outstanding shares for each period (consolidated cumulative period):
Three months ended June 30, 2008: 197,553,918 shares
Three months ended June 30, 2007: 203,580,515 shares

* *Notice for the proper use of the Forecast of Business Results, and other special notations*

1. The forecast of business results is calculated based on the information which is currently available to the Company. Therefore, the actual figures of sales and profit may differ due to subsequent various factors such as uncertain factors inherent in the forecast and future changes in the business operation environment.

2. "Accounting Standard for Quarterly Financial Statements"(Accounting Standards Board of Japan ("ASBJ") Statement No. 12) and "Guidance on Accounting Standard for Quarterly Financial Statements"(ASBJ Guidance No. 14) have been applied from the current fiscal year. Quarterly consolidated financial statements are prepared in accordance with the "Regulations for Quarterly Consolidated Financial Statements".

File No.82-34673

NRI

1st Quarter FY March 2009
Financial Results

Nomura Research Institute, Ltd.

July 25, 2008

I. 1Q FY March 2009 Financial Results (Consolidated)

(1) Highlights

(Unit: JPY million)

	1Q FY Mar.2008 (Apr.2007-Jun.2007)	Progress	1Q FY Mar.2009 (Apr.2008-Jun.2008)	Progress	YoY		FY Mar.2008 (Apr.2007-Mar.2008)
	Amount	%	Amount	%	Diff.	Change %	Amount
Sales	77,486	22.6	79,495	22.1	2,009	2.6	342,289
Cost of Sales	54,837	-	56,517	-	1,680	3.1	238,537
Gross Profit	22,649	-	22,977	-	328	1.5	103,751
(Gross Profit Margin)	29.2%	-	28.9%	-	(0.3P)		30.3%
SG&A	11,906	-	13,118	-	1,212	10.2	51,087
Operating Profit	10,742	20.4	9,859	18.6	(883)	(8.2)	52,664
(Operating Profit Margin)	13.9%	-	12.4%	-	(1.5P)		15.4%
Non-operating gain and loss	1,564	-	1,055	-	(508)	(32.5)	2,853
Other Income and Expence	1,385	-	(348)	-	(1,733)	(125.1)	(7,530)
Net Income	8,061	28.6	6,051	18.6	(2,009)	(24.9)	28,157
Earnings per Share	JPY 39.60	28.6	JPY 30.63	18.8	(8.97)	(22.6)	JPY 138.52

* 1Q FY Mar.2009 progress is based on the financial results forecast released on April 24, 2008.

I. 1Q FY March 2009 Financial Results (Consolidated)

(2) Sales by sector

From FY Mar.2008, the Company has changed the sales breakdown by sector, which provides detailed breakdown for the "financial sector." "Other private sector" and "public sector" have been compiled together under "other sector."

(Unit: JPY million)

	1Q FY Mar.2008 (Apr.2007-Jun.2007)		1Q FY Mar.2009 (Apr.2008-Jun.2008)		YoY		FY Mar.2008 (Apr.2007-Mar.2008)	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
Securities sector	34,112	44.0	32,774	41.2	(1,337)	(3.9)	152,152	44.5
Insurance sector	5,945	7.7	9,129	11.5	3,183	53.5	30,851	9.0
Banking sector	6,112	7.9	6,039	7.6	(73)	(1.2)	25,471	7.4
Other financial sector	6,000	7.7	7,351	9.2	1,350	22.5	27,496	8.0
Financial sector	52,171	67.3	55,295	69.6	3,124	6.0	235,972	68.9
Distribution sector	11,185	14.4	10,843	13.6	(341)	(3.1)	44,569	13.0
Other sector	14,129	18.2	13,356	16.8	(773)	(5.5)	61,746	18.0
Total	77,486	100.0	79,495	100.0	2,009	2.6	342,289	100.0
*Sales by major counterparties within the foregoing amounts								
Nomura Holdings	23,885	30.8	23,545	29.6	(340)	(1.4)	104,808	30.6
SEVEN & I HOLDINGS	9,005	11.6	9,500	12.0	495	5.5	37,611	11.0

*Figures, in principle, include sales to subsidiaries. Sales via leasing and other companies include sales to customers ultimately receiving services and other products.
*Since Japan Post was privatized and split up in October 2007, data for the resulting companies is calculated based on the industry to which each belongs.
*Amounts of less than JPY million were rounded down.

(3) Sales and Operating Profit by segment

Consulting Services

(Unit: JPY million)

	1Q FY Mar.2008 (Apr.2007-Jun.2007)		1Q FY Mar.2009 (Apr.2008-Jun.2008)		YoY		FY Mar.2008 (Apr.2007-Mar.2008)	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
Sales	6,389	8.2	7,380	9.3	991	15.5	30,333	8.9
Operating Profit	196		509		313	159.1	4,139	
Operating Profit Margin	3.1%		6.9%		3.8P		13.6%	

IT Solution Services

(Unit: JPY million)

	1Q FY Mar.2008 (Apr.2007-Jun.2007)		1Q FY Mar.2009 (Apr.2008-Jun.2008)		YoY		FY Mar.2008 (Apr.2007-Mar.2008)	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
System Development & System Application Sales	34,397	44.4	32,513	40.9	(1,883)	(5.5)	150,177	43.9
System Management & Operations	34,380	44.4	37,083	46.6	2,703	7.9	140,865	41.2
Product Sales	2,318	3.0	2,517	3.2	198	8.6	20,913	6.1
Sales	71,096	91.8	72,114	90.7	1,018	1.4	311,955	91.1
Operating Profit	10,546		9,349		(1,196)	(11.3)	48,525	
Operating Profit Margin	14.8%		13.0%		(1.9P)		15.6%	

*Amounts of less than JPY million were rounded down.

(4) Order Volume and Order Backlog

Order Volume

(Unit: JPY million)

	1Q FY Mar 2008 (Apr 2007 - Jun 2007)	1Q FY Mar 2009 (Apr 2008 - Jun 2008)	YoY	
	Amount	Amount	Diff	Change (%)
Consulting Services	10,434	11,458	1,023	9.8
System Development & System Application Sales	45,982	36,826	(9,156)	(19.9)
System Management & Operations	15,197	16,627	1,429	9.4
Product Sales	2,312	2,509	197	8.5
IT Solution Services	63,492	55,962	(7,530)	(11.9)
Total	73,927	67,420	(6,506)	(8.8)

Order Backlog(Outstanding)

(Unit: JPY million)

	At end of 1Q FY Mar 2008	At end of 1Q FY Mar 2009	YoY	
	Amount	Amount	Diff	Change (%)
Consulting Services	7,098	7,906	807	11.4
System Development & System Application Sales	34,005	23,501	(10,503)	(30.9)
System Management & Operations	90,510	99,832	9,322	10.3
IT Solution Services	124,515	123,334	(1,181)	(0.9)
Total	131,614	131,240	(374)	(0.3)
Order backlog in the current FY	127,254	129,994	2,740	2.2

*Amounts of less than JPY million were rounded down.

(5) Subcontracting Costs

Subcontracting Costs by segment & Percentage in actual production

(Unit: JPY million)

	1Q FY Mar 2008 (Apr 2007-Jun 2007)		1Q FY Mar 2009 (Apr 2008-Jun 2008)		YoY		FY Mar 2008 (Apr 2007-Mar 2008)	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)	Amount	Share (%)
Consulting Services	1,059	28.7	1,113	26.9	53	5.1	4,676	28.9
System Development & System Application Sales	19,283	68.2	17,880	68.5	(1,402)	(7.3)	80,296	69.3
System Management & Operations	7,636	32.4	9,426	35.6	1,790	23.4	33,624	34.3
IT Solution Services	26,919	52.0	27,307	52.0	387	1.4	113,920	53.3
Total	27,979	50.4	28,420	50.1	441	1.6	118,596	51.6
(Subcontracting Costs to China)	3,890	13.9	4,150	14.6	259	6.7	16,755	14.1

* Subcontracting costs to China & Percentage in total subcontracting costs.

*Amounts of less than JPY million were rounded down.

I. 1Q FY March 2009 Financial Results (Consolidated)

(6) Cash Flow

(Unit: JPY million)

	1Q FY Mar 2008 (Apr 2007-Jun 2007) Amount	1Q FY Mar 2009 (Apr 2008-Jun 2008) Amount	YoY Diff.	YoY Change(%)	FY Mar 2008 (Apr 2007-Mar 2008) Amount
Income before income taxes	13,692	10,566	(3,125)	(22.8)	47,987
Gain/Loss from non-operating activities	(1,517)	(1,059)	457	(30.2)	(2,731)
Extraordinary gain/loss	(1,364)	351	1,716	-	(2,037)
Depreciation and amortization	3,430	4,600	1,170	34.1	16,517
Accounts receivable and other receivable, net of advance payments received	4,401	11,915	7,514	170.7	(10,760)
Allowance	(6,612)	(5,735)	877	(13.3)	1,729
Other	(1,869)	1,452	3,322	-	2,740
Subtotal	**10,159**	**22,093**	**11,933**	**117.5**	**53,445**
Interest and dividends received	1,236	962	(273)	(22.1)	2,381
Income taxes paid	(12,718)	(11,001)	1,716	(13.5)	(24,020)
Operating Activities	**(1,322)**	**12,054**	**13,376**	**-**	**31,806**
Acquisition of property and equipment	(7,442)	(5,145)	2,296	(30.9)	(21,381)
Increase in software and other intangibles	(4,345)	(4,542)	(197)	4.5	(17,485)
Subtotal: Capital expenditure	**(11,787)**	**(9,688)**	**2,099**	**(17.8)**	**(38,866)**
Increase in time deposits	(3,624)	-	3,624	(100.0)	(7,202)
Proceeds from time deposits	3,683	-	(3,683)	(100.0)	6,579
Increase in investment securities	(11,965)	(14,114)	(2,148)	18.0	(44,339)
Proceeds from sales and redemption of investment securities	2,286	12,005	9,718	425.0	35,665
Other	17	4	(12)	(74.5)	237
Investing Activities	**(21,390)**	**(11,792)**	**9,598**	**(44.9)**	**(47,925)**
Free Cash Flow	**(22,712)**	**262**	**22,975**	**-**	**(16,119)**
(Free Cash Flow except Cash management purpose investment)	(10,809)	2,215	13,024	-	(5,617)
Repayments of finance lease obligations	-	(117)	(117)	-	-
Purchase of treasury stock	116	(11,810)	(11,927)	-	(14,176)
Cash dividends paid	(4,210)	(5,022)	(811)	19.3	(9,360)
Financing Activities	**(4,094)**	**(16,951)**	**(12,857)**	**314.0**	**(23,537)**
Effect of exchange rate changes on Cash and cash equivalents	**134**	**149**	**15**	**11.3**	**(672)**
Net increase in Cash and cash equivalents	**(26,672)**	**(16,539)**	**10,133**	**(38.0)**	**(40,329)**
Cash and cash equivalents at beginning of period	**115,854**	**75,524**	**(40,329)**	**(34.8)**	**115,854**
Cash and cash equivalents at end of period	**89,181**	**58,985**	**(30,196)**	**(33.9)**	**75,524**
Cash and cash equivalents + Cash Management purpose Investment	**119,128**	**88,565**	**(30,563)**	**(25.7)**	**102,697**

Note: Cash management purpose investment are the investments to 3 months over time deposits and government bonds etc..
Cash management purpose investment (included in investing activities) are as follows.

Increase in time deposits	(3,624)	-	3,624	(100.0)	(7,202)
Proceeds from time deposits	3,683	-	(3,683)	(100.0)	6,579
Increase in investment securities	(11,961)	(13,952)	(1,991)	16.6	(40,878)
Proceeds from sales and redemption of investment securities	-	12,000	12,000	-	31,000
(Total) **Cash management purpose investment**	(11,903)	(1,952)	9,950	83.6	(10,501)

*Amounts of less than JPY million were rounded down.

(7) Capital Expenditure

(Unit: JPY million)

	1Q FY Mar 2008 (Apr 2007 - Jun 2007)	1Q FY Mar 2009 (Apr 2008 - Jun 2008)	YoY		FY Mar 2008 (Apr 2007 - Mar 2008)
	Amount	Amount	Diff	Change %	Amount
Tangible	2,901	3,234	332	11.5	18,872
Intangible	4,339	4,491	152	3.5	17,566
Total	7,241	7,726	484	6.7	36,438

(8) Depreciation and Amortization

(Unit: JPY million)

	1Q FY Mar 2008 (Apr 2007 - Jun 2007)	1Q FY Mar 2009 (Apr 2008 - Jun 2008)	YoY		FY Mar 2008 (Apr 2007 - Mar 2008)
	Amount	Amount	Diff	Change %	Amount
Tangible	1,897	2,691	793	41.8	9,449
Intangible	1,532	1,909	376	24.6	7,067
Total	3,430	4,600	1,170	34.1	16,517

(9) R&D Expenditure

(Unit: JPY million)

	1Q FY Mar 2008 (Apr 2007 - Jun 2007)	1Q FY Mar 2009 (Apr 2008 - Jun 2008)	YoY		FY Mar 2008 (Apr 2007 - Mar 2008)
	Amount	Amount	Diff	Change %	Amount
Consulting Services	72	77	4	6.2	557
IT Solution Services	566	653	87	15.4	4,358
Total	639	731	91	14.3	4,915

*Amounts of less than JPY million were rounded down.

II. FY March 2009 Financial Results Forecasts (Consolidated)

(1) Highlights

(Unit: JPY billion)

	FY Mar 2008 (Results)	FY Mar 2009 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	342.2	360.0	17.7	5.2
Operating Profit	52.6	53.0	0.3	0.6
Net Income	28.1	32.5	4.3	15.4
Operating Profit Margin	15.4%	14.7%	(0.7P)	
Earnings per share	JPY 138.52	JPY 163.27	JPY 24.75	17.9
1st Half	JPY 24.00	JPY 26.00	JPY 2.00	8.3
Fiscal Year	JPY 26.00	JPY 26.00	-	-
Dividends per share	JPY 50.00	JPY 52.00	JPY 2.00	4.0
Dividend payout ratio	35.7%	31.8%	(3.9P)	

[1st Half]

	FY Mar 2008 (Results)	FY Mar 2009 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	165.1	165.0	(0.1)	(0.1)
Operating Profit	27.4	23.0	(4.4)	(16.1)
Net Income	18.3	14.5	(3.8)	(20.9)
Operating Profit Margin	16.6%	13.9%	(2.7P)	

[2nd Half]

	FY Mar 2008 (Results)	FY Mar 2009 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	177.1	195.0	17.8	10.1
Operating Profit	25.2	30.0	4.7	18.8
Net Income	9.8	18.0	8.1	83.3
Operating Profit Margin	14.3%	15.4%	1.1P	

II. FY March 2009 Financial Results Forecasts (Consolidated)

(2) Sales by segment

(Unit: JPY billion)

	FY Mar 2008 (Results)		FY Mar 2009 (Forecasts) (A)		YoY		FY Mar 2009 (Forecasts as of Apr 26, 2008) (B)	(A-B)	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Amount	Change (%)
Consulting Services	30.3	8.9	33.0	9.2	2.6	8.8	33.0	-	-
System Development & System Application Sales	150.1	43.9	156.0	43.3	5.8	3.9	158.0	(2.0)	(1.3)
System Management & Operations	140.8	41.2	152.0	42.2	11.1	7.9	150.0	2.0	1.3
Product Sales	20.9	6.1	19.0	5.3	(1.9)	(9.1)	19.0	-	-
IT Solution Services	311.9	91.1	327.0	90.8	15.0	4.8	327.0	-	-
Sales	342.2	100.0	360.0	100.0	17.7	5.2	360.0	-	-

[1st Half]

(Unit: JPY billion)

	FY Mar 2008 (Results)		FY Mar 2009 (Forecasts) (A)		YoY		FY Mar 2009 (Forecasts as of Apr 26, 2008) (B)	(A-B)	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Amount	Change (%)
Consulting Services	13.7	8.3	15.0	9.1	1.2	8.9	15.0	-	-
System Development & System Application Sales	74.0	44.8	71.0	43.0	(3.0)	(4.1)	73.0	(2.0)	(2.7)
System Management & Operations	69.0	41.8	74.0	44.8	4.9	7.2	72.0	2.0	2.8
Product Sales	8.2	5.0	5.0	3.0	(3.2)	(39.5)	5.0	-	-
IT Solution Services	151.3	91.7	150.0	90.9	(1.3)	(0.9)	150.0	-	-
Sales	165.1	100.0	165.0	100.0	(0.1)	(0.1)	165.0	-	-

[2nd Half]

(Unit: JPY billion)

	FY Mar 2008 (Results)		FY Mar 2009 (Forecasts) (A)		YoY		FY Mar 2009 (Forecasts as of Apr 26, 2008) (B)	(A-B)	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Amount	Change (%)
Consulting Services	16.5	9.3	18.0	9.2	1.4	8.7	18.0	-	-
System Development & System Application Sales	76.1	43.0	85.0	43.6	8.8	11.6	85.0	-	-
System Management & Operations	71.8	40.5	78.0	40.0	6.1	8.6	78.0	-	-
Product Sales	12.6	7.1	14.0	7.2	1.3	10.7	14.0	-	-
IT Solution Services	160.5	90.7	177.0	90.8	16.4	10.2	177.0	-	-
Sales	177.1	100.0	195.0	100.0	17.8	10.1	195.0	-	-

File No. 82-34673

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Own Shares

Report on State of Purchase of Own Shares prepared in accordance with paragraph 1 of Article 24-6 of the Financial Instruments and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on July 4, 2008. Such report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Kiba and Osaka offices of the Company for a certain period.

Amendment to Extraordinary Report

An Amendment to Extraordinary Report dated July 9, 2008 regarding the determination of undetermined terms of issuance of stock acquisition rights, prepared in accordance with paragraph 5 of Article 24-5 of the Financial Instruments and Exchange Law, has been submitted to the Director of the Kanto Local Finance Bureau through EDINET. The amendment to extraordinary report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Kiba and Osaka offices of the Company for a certain period.

END